FORM NRSRO

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OMB Number: 3235-0625
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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
  OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
  Items and/or Exhibits Supplemented: _____

  _____   ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.　**A.** Your full name:

Morningstar Credit Ratings, LLC
_____

B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

N/A
_____

(ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

Realpoint (prior to June 10, 2011)
_____

C. Address of your principal office (do not use a P.O. Box):

4 World Trade Center 4	New York	New York	10007
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

D. Mailing address, if different:

N/A			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

E. Contact person (See Instructions):

Candace Cheng		Designated Compliance Officer	
(Name and Title)			
4 World Trade Center 48	New York	New York	10007
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/27/2019   Morningstar Credit Ratings, LLC
_____   _____
(Date)   (Name of the Applicant/NRSRO)

By: /s/ Brian Grow   Brian Grow, President
     _____   _____
           (Signature)   (Print Name and Title)

2.   **A**.   Your legal status:

☐ Corporation   ☑ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

     B.   Month and day of your fiscal year end: 12/31
                                        _____

     C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Pennsylvania   Date of formation: 8/9/07
                            _____   _____

3.   Your credit rating affiliates (See Instructions):

N/A
_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

_____   _____
(Name)   (Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions)*:*

Candace Cheng   Designated Compliance Officer
_____
(Name and Title)

4 World Trade Center   New York   New York   10007
_____   _____   _____   _____
(Number and Street)   (City)   (State/Country)   (Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

The Form NRSRO and Exhibits 1 through 9 are made public and are freely available on

Morningstar Credit Ratings' website (https://ratingagency.morningstar.com/mcr) under the

Regulatory Affairs tab.

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	18*	2010
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☑	175*	2009
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	3120	2001
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

The credit ratings for the above asset class are readily accessible for free

on Morningstar Credit Ratings' website (https://ratingagency.morningstar.com/mcr)

under the Ratings/Surveillance tab.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

* Please note that the ratings listed herein were originally rated by Morningstar, Inc.'s Corporate Credit Research Group ("CCRG"). Morningstar, Inc. transitioned CCRG, and its credit ratings, to MCR on August 24, 2016. Such credit ratings are now considered ratings of MCR.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

List of all Material Changes in the application for
Registration of the NRSRO that occurred for the Calendar Year 2018

Morningstar Credit Ratings, LLC ("MCR")

This list does not include items that are updated each year in connection with the annual Form NRSRO submission.

Amendment Date	Material Change
1/2/2018	Exhibit 4 was updated to reflect an organizational change that took place in 2018 as Haywood Kelly become MCR's interim president
2/21/2018	Exhibit 2 was updated because the Regulatory Governance Board Charter was updated to reflect the name change of the Board to the Regulatory Governance Board. Exhibit 4 was updated to reflect organizational changes when Brian Grow became MCR's president and his direct reports were added to the Organizational Chart. Exhibit 7 was updated because the Rule 17G-5C (1) Exemption Policy and Procedure was retired since no single client contributed 10% or more to MCR's revenues in 2017.
5/2/2018	Exhibit 2 was updated because the General Description of the Credit Rating Process was updated to provide clarification of the 12-months surveillance requirement and to ensure consistency across policies related to Credit Rating withdrawals.
7/3/2018	Exhibit 2 was updated because the MCR Policy Glossary was created to centralize all defined terms in MCR's policies and procedures. Some definitions were enhanced to provide clarity and new terms were added. Exhibit 3 was updated because the Confidential Information and Analytical Firewall Policy was updated to reflect MCR's business divisions. Also, the Code of Ethics was updated in Exhibits 3, 5 and 7 to reflect a change in the definition of Access Person. Exhibit 4 was updated to include updates to the MCR Org Chart to reflect organizational structural changes. Exhibit 7 was updated because the Look Back Review Policy was updated to align the language with that of the post-employment certification form and to expand the scope of what MCR considers to be participating in determination of credit ratings
7/23/2018	Exhibit 9 was updated to reflect the change in DCO when Candace Chen was appointed as MCR's Chief Compliance Officer.
8/28/2018	Exhibit 2 was updated when the General Description of the Credit Rating Process was updated to add a summary of how assessments of the quality of originators of assets of certain types of structured securities factor into the determination of Credit Ratings; The MCR Policy Glossary was removed from Exhibit 2. Exhibit 4 was updated to reflect an organizational structural change with the appointment of the Head of Surveillance.